DECHERT LLP

1775 I STREET, N.W.

WASHINGTON, D.C. 20006

(202) 261-3300

December 28, 2009

VIA ELECTRONIC TRANSMISSION

Ms. Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

            Re:       The FBR Funds (the “Trust”)

                        File Nos. 333-112480 and 811-21503

Dear Ms. Cole:

            Please find attached for filing on behalf of the Trust, pursuant to Rule 485(a) under the Securities Act of 1933, in electronic format, one copy of Post-Effective Amendment No. 18 to the Trust’s Registration Statement on Form N-1A.

            The purpose of this filing is to submit for review the new forms of Prospectus and Statement of Additional Information for each of the series of the Trust in order to comply with the new requirements of Form N-1A as adopted in Investment Company Act Release No. 28584 (Jan. 13, 2009).  Pursuant to Rule 485(a), this filing is scheduled to go effective in sixty days from today’s date.  Please note that the Trust anticipates making an additional filing prior to effectiveness in order to update certain financial information that is included in the Registration Statement and to make any other non-material revisions as may be deemed necessary.

            As always, please do not hesitate to contact the undersigned at (202) 261-3364 or Stephen Cohen at (202) 261-3304 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Patrick W.D. Turley